PROSPECTUS
                       SUMMIT SECURITIES, INC.
            $40,000,000   Investment Certificates, Series A
                150,000   Shares Variable Rate Cumulative
                          Preferred Stock, Series S-3
                          ($100 Per Share Offering Price
                           and Liquidation Preference)

      The Investment Certificates, Series A ("Certificates") and the shares of Variable Rate Cumulative Preferred Stock, Series S-3 ("Preferred Stock") of Summit Securities, Inc. ("Summit") are being offered separately and not as units. A Certificateholder may elect to receive interest monthly, quarterly, semi-annually or annually, without compounding; or, at the election of a Certificateholder, if interest is left with Summit it will compound semi-annually until maturity; or, at the election of the Certificateholder the Certificates will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Certificates are unsecured debt instruments, senior in liquidation to outstanding equity securities, subordinated to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding investment certificates. At
September 30, 1996 the Consolidated Group had approximately $67,717,000 of debt senior to and approximately $1,367,000 of debt in parity with the approximately $42,824,000 of outstanding Certificates. The Certificates will be issued in fully negotiable form in fractional denominations of $0.01 or multiples thereof at
100% of the principal amount paid. Summit reserves the right to change, prospectively, by way of supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Certificates. The current provisions are set forth below. See "DESCRIPTION OF CERTIFICATES".

             INVESTMENT CERTIFICATES, SERIES A
    MINIMUM      TERM TO MATURITY    ANNUAL INTEREST RATE
   INVESTMENT      12-23 MONTHS             6.500%
      $100         24-35 MONTHS             6.750%
      $100         36-47 MONTHS             7.000%
     $1,000        48-59 MONTHS             7.500%
     $1,000        60-71 MONTHS             8.500%
     $1,000       72-120 MONTHS             8.875%
      $100
            INSTALLMENT CERTIFICATES, SERIES A
     $2,000       60-120 MONTHS             6.750%
                PREFERRED STOCK, SERIES S-3
PRICE PER SHARE    DISTRIBUTION FORMULA (Applicable Rate)
    $100.00         The greater of the per annum rate of
                        the Three-month U.S. Treasury Bill
                 Rate
                        the Ten Year Constant Maturity
                 Rate, or
                        the Twenty Year Constant Maturity
                 Rate,
                      Plus .5% (Minimum 6%/Maximum 14%

      The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions". Preferred Stock may be redeemed, in whole or in part, at the option of Summit at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". In liquidation, Preferred Stock is subordinate to all debts of Summit including Summit's Certificates, on parity with other preferred stock and senior to Summit's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".


     There is no trading market for the Certificates or the Preferred Stock and none is expected to be established in the future. See
"RISK FACTORS". A list of persons willing to sell or purchase Summit's issued and outstanding shares of preferred stock is maintained by Metropolitan Investment Securities, Inc., ("MIS") as a convenience to holders of Summit's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". This offering of Certificates and Preferred Stock is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Certificates or Preferred Stock must be sold.

       FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE CERTIFICATES AND PREFERRED STOCK OFFERED HEREBY SEE RISK FACTORS ON PAGE 18 OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              UNDERWRITING   PROCEEDS TO ISSUER
                             DISCOUNTS AND  OR OTHER PERSONS (2)
                 PRICE TO     COMMISSIONS
                  PUBLIC          (1)
Per                    100%        0% to 6%           100% to 94%
Certificate
Total:           $40,00,000           None-          $40,000,000-
                                 $2,400,000            37,600,000
Per Preferred          $100        0% to 6%           100% to 94%
Share
Total:          $15,000,000          None -          $15,000,000-
                                   $900,000           $14,000,000

      (1)     There  is  no  direct  sales charge  to  the  investor.
Certificates earn interest, and Preferred Stock distributions are calculated on their full respective offering prices, without deduction. Summit will reimburse MIS, a wholly-owned subsidiary, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION".

     (2)    Before deducting other expenses estimated at $570,000.

      The Certificates and Preferred Stock are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. No offering will be made pursuant to this Prospectus subsequent to January 31, 1998. The offering is subject to NASD Rule 2720 (formerly Schedule E). See "PLAN OF DISTRIBUTION".

     The date of this Prospectus is April 28, 1997.

   No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Certificates or Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                        AVAILABLE INFORMATION

      Summit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Summit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Issuer, that file electronically with the Commission at the following address:
(http:\\www.sec.gov).

      Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The   following  documents  filed  with  the  Commission   are
incorporated herein by reference in this prospectus:

  (a) Annual report on Form 10-K for the fiscal year ended September 30, 1996 (filed January 13, 1997);

(b) Quarterly report on Form 10-Q for the three month period ended December 31, 1996 (filed February 19, 1997).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Summit will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.
                          TABLE OF CONTENTS

                                                         Page

Available Information.............................

Incorporation of Certain Documents by Reference...

Prospectus Summary ...............................

Summary Consolidated Financial Data...............

Risk Factors......................................

Description of Securities.........................

    Description of Certificates..................
    Description of Capital and Common Stock......
    Description of Preferred Stock...............
    Relative Rights of Common Stock..............

Legal Matters.....................................

    Legal Opinion................................
    Legal Proceedings............................

Experts...........................................

Plan of Distribution..............................

Use of Proceeds...................................

Capitalization....................................

Selected Consolidated Financial Data..............

Management's Discussion and Analysis of
Financial Condition and Results of
Operations........................................

Business..........................................

Management........................................

    Executive Compensation.......................

Indemnification...................................

Principal Shareholders............................

Certain Relationships and Related Transactions.

Index to Consolidated Financial Statements........

                         PROSPECTUS SUMMARY

      This summary is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements appearing elsewhere in this Prospectus. This offering involves certain investment considerations for prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & " RISK FACTORS".

             The Summit Consolidated Group of Companies

      Summit Securities, Inc.(Summit) was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 929 West Sprague Avenue, Spokane WA 99210-2162. Its mailing address is PO Box 2162, Spokane WA 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Ste. 150, Boise, Idaho 83704 and its telephone number is (208)376-8260.

     Where reference herein is intended to include Summit Securities, Inc. and its subsidiaries, they are jointly referred to as the "Consolidated Group". Where reference herein is intended to refer to Summit Securities, Inc. as the parent company only, it is referred to individually as "Summit".

     Summit was founded in 1990 by Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) as a wholly-owned subsidiary. On September 9, 1994, Summit was acquired by National Summit Corp., which is wholly-owned by C. Paul Sandifur, Jr. Mr. Sandifur is President and controlling shareholder of Metropolitan. Accordingly, the change in ownership altered the form of control, but did not result in a change of the individual in control. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      Between January and June of 1995, Summit acquired MIS and a wholly-owned holding company acquired Old Standard Life Insurance Company (Old Standard) from Metropolitan. In addition, Summit commenced operation of a property development company, Summit Property Development Inc. On December 28, 1995, Old Standard
acquired Arizona Life Insurance Company ("Arizona Life"). See "BUSINESS" & "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding and selling receivables (hereinafter Receivables). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by institutional lenders who
specialize   in  borrowers  with  impaired  credit  histories.    See
"BUSINESS-Receivable Investments". In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities. See "BUSINESS-Securities Investments".

      The  Consolidated  Group  invests in  Receivables  using  funds